Cambria ETF Trust

2321 Rosecrans Avenue

Suite 3225

El Segundo, CA 90245

VIA EDGAR

January 13, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cambria ETF Trust (File Nos. 333-180879 and 811-22704)

Request for Withdrawal of Post-Effective Amendment No. 122, as it applies to the Cambria Global Tail Risk ETF

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), Cambria ETF Trust (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 122 (“PEA No. 122”) to the Trust’s Registration Statement on Form N-1A, as it applies to the Cambria Global Tail Risk ETF (the “Fund”). PEA No. 122 was filed with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001615774-20-007570) on June 25, 2020, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 122 had been delayed pursuant to subsequent 485BXT filings, filed with the Commission via EDGAR, the most recent of which was filed on December 31, 2020 (Accession No. 0001213900-20-045672) (each, a “BXT Filing” and collectively with PEA No. 122, the “Filings”), and is scheduled to become effective on January 31, 2021. The Trust also respectfully requests the withdrawal of each BXT Filing with respect to the Fund.

The withdrawal of the Filings, as they apply to the Fund, is requested because the Trust has determined not to move forward with the offering of the Fund as a new series of the Trust. PEA No. 122 has not yet become effective and no securities have been sold in connection with the Filings.

If you have any questions regarding this filing, please contact W. John McGuire of Morgan, Lewis & Bockius LLP at (202) 373-6799.

Sincerely,

By:      /s/ Mebane Faber

Name: Mebane Faber

Title:   President, Cambria ETF Trust